UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SEATECH VENTURES CORP.

Full Name of Registrant

N/A

Former Name if Applicable

11-05 & 11-06, Tower A, Ave 3, Vertical Business Suite, Jalan Kerinchi, Bangsar South

Address of Principal Executive Office (Street and Number)

59200 Kuala Lumpur, Malaysia.

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEATECH VENTURES CORP. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended December 31, 2025 (the “Form 10-K”) within the prescribed time period. This delay is primarily due to the recent transition in the Company’s executive leadership and board of directors. The newly appointed management team is conducting a comprehensive review of the Company’s historical accounting records, internal control over financial reporting, and certain prior-period transactions to ensure the highest level of accuracy and compliance. Additional time is needed for the Company to finalize the compilation and analysis of supporting documentation and to allow the Company’s independent registered public accounting firm sufficient time to complete its audit procedures on the consolidated financial statements. The Company remains committed to completing the filing as expeditiously as possible and expects to file the Form 10-K within the fifteen-calendar-day grace period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lee Marcus Sherray, Chief Executive Officer	+852 9885 7555
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

SEATECH VENTURES CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2026	By:	/s/ LEE MARCUS SHERRAY
LEE MARCUS SHERRAY
Chief Executive Officer, President, Chairperson and Director